HYNES & HOWES INSURANCE COUNSELORS, INC.
                             Statement of Operations
       For the Three Months and Nine Months Ended June 30, 1998 and 1997
                                  (Unaudited)


The following Statements of Operations of Hynes & Howes Insurance Counselors, Inc. for the three months and nine months ended June 30, 1998 and 1997, reflect, in the opinion of the Company, all adjustments (which include only normal recurring adjustments) necessary to present fairly the results of operations for such periods. The results for interim periods are not necessarily indicative of results to be expected for the year.

                             Three Months Ended         Nine Months Ended
                                  June 30,                   June 30,
                               1998      1997             1998      1997

Operating Income:
  Interest                  $25,911   $17,591          $60,685   $95,467
  Other Income                  709       965              941     1,895

    Total Operating Income  $26,620   $18,556          $61,626   $97,362

Operating Expenses:
  Interest                  $     0   $     0          $     0   $41,517
  Management Fees             9,750     9,750           29,250    26,000
  Legal and Audit               438       540            2,097     9,520
  Other Operating Expenses  $ 2,422   $ 4,725          $18,639   $13,118

    Total Operating Expenses$12,610   $15,015          $49,986   $90,155

Income (Loss) from Operations14,010     3,541           11,640     7,207
  Provision for Income Taxes$     0   $     0          $     0   $     0

Net Income (Loss)           $14,010   $ 3,541          $11,640   $ 7,207

Earnings Per Common Share   $     0   $     0          $     0   $     0

Dividends per Common Share  $     0   $     0          $     0   $     0